July 22, 2005

Mr. Don Walker
Sr. Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                  Re:    Home City Financial Corporation
                         Registration Statement on Form 10-KSB
                         Filed March 21, 2005
                         File No. 000-21809

Dear Mr. Walker:

         Thank you for allowing us additional time to respond to your comment letter of July 5, 2005. As discussed briefly with Margaret Fitzgerald of your office in my phone call of July 14, 2005, we disagree with the need to revise our above referenced document specifically as it relates to Note 2: Securities, on page 48 thereof.

         I will use the outline provided in Item 1 of your comment letter to present the factors specifically considered by our management in reaching the conclusion that the equity securities, consisting of two issues of Fannie Mae preferred stock, are only temporarily impaired.

         o The analyses which we relied upon in reaching our conclusion was prepared by the research department of one of our investment securities brokers, Vining Sparks, and I have included the specific analysis that we placed our reliance on as Exhibit I to this response.

         o The financial condition and near term prospects of the Fannie Mae are well documented. The impact of changes in interest rates that effect the earnings potential of the investment are documented in Exhibit I of the previous bullet point. As of the date of this letter we are still not aware of universal determination by the accounting profession that these investments have been other than temporarily impaired. Obviously our own accountants, BKD, LLP, are among those still not requiring a loss to be recorded through our income statement. Of course since our entire portfolio is deemed available-for-sale we have already been adjusting our capital position for these fluctuations in value through our adjustments to unrealized loss and will continue to do so until our accountants feel that the preponderance of opinion requires the loss to be recognized in the income statement as well.

         o We strongly feel that we have both the intent and ability to hold these investments until more favorable market interest rate scenarios are attained. Past historical trends show that invariably such a scenario will again be reached, but it would certainly be presumptions for us directly to predict a timeline for recovery of this investment. Economic forecasting is an art, not a science, and we could provide a multitude of expert predictions of scenarios allowing for recovery of this investment, but only time will bear out the veracity of those assumptions. We feel it will probably be resolved within the next five years if preponderance of opinion doesn't require a write-off through our income statement preceding that timeframe.

         We acknowledge that:

         o we are responsible for the adequacy and accuracy of the disclosures in our filing to the SEC; and

         o we realize that any SEC staff comments or changes to disclosure that we may make in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

         o we realize that we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


         We appreciate your consideration in this matter and stand willing to abide by your decision.

Sincerely,


/s/Charles A, Mihal

Charles A. Mihal
Secretary, Treasurer and CFO

                                                                Exhibit 1
VINING SPARKS logo


February 11, 2004



The purpose of this letter is to outline arguments that floating rate agency preferred stocks are not subject to Other-than-temporary-impairment ("OTTI") as proscribed under FAS 115. I will do so by covering some background and discussing the rationale for not considering the issues impaired.

BACKGROUND
The concept of OTTI is discussed in FAS 115. Impairment applies to all debt and equity securities covered by FAS 115 regardless of whether they are classified as AFS or HTM. In general, it has been applied to cases of significant credit deterioration, particularly corporate or municipal bonds which have experienced credit ratings downgrades AND accompanying significant market price declines over an extended period of time. In our experience, impairment has not been applied in cases where interest rate changes created the unrealized losses.

In 2000, fixed rate agency preferred stocks were on the books of corporations at significant unrealized losses. Those unrealized losses had, in many cases, persisted for years. Despite this fact pattern, one which closely resembles the current circumstances surrounding floating rate agency preferred stocks, we are not aware of a single case where OTTI was realized. There has been no change in accounting guidance since then.

At the end of this document are references from FAS 115, the Implementation Guide to FAS 115, and from the SEC's Staff Accounting Bulletin 59. Note, Both the SEC and FASB have been very careful not to apply any "bright-line tests".

RATIONALE
Atpresent, arguments for NOT subjecting floating rate agency preferred stocks to OTTI include:

     o Although agency preferred stocks are technically equity securities in name, they are, in substance, debt-like instruments and should be treated accordingly.

          o They do not offer any conversion option or participation in the profitability of the issuers.

          o They have par amounts, dividends which track Treasury indices, and are callable at par.

          o Although they do not have a maturity date, they act very much like long-term (30 year) subordinated debt. The primary difference between these securities and long-term subordinated debt is the tax treatment.

     o There has been no tax law change lessening the tax benefit of the dividend.

     o    The decline in values is not credit related.

          o    There has been no credit downgrade of agency preferred stocks.

          o In addition, by comparing spreads between agency subordinated debt and their standard GSE debt, we can see that no significant spread widening has occurred. Agency subordinated debt falls adjacent to preferred stock in the capital/credit structure, carries the same credit ratings, and is very actively traded and tracked on Bloomberg. A graph of the spread differentials follows. Currently FNMA's August 2012 subordinated debt is trading within 40bp of FNMA's senior debentures with a similar maturity.


                                 GRAPH GOES HERE


     o The decline in values can be directly attributed to interest rates. Due to the partial exclusion of a portion of the preferred stocks' dividends from Federal taxation that corporations enjoy, any given move in these Treasury yields or LIBOR results in a larger move in the tax equivalent yield on the preferred securities. As a result, declines in interest rates lead to disproportionate declines in the tax-equivalent dividend and, as a result, in the prices of the preferred stocks. Following is an illustration of this concept.

                                            TAX          REQUIRED     PRICE
              INDEX           TAX        EQUIVALENT        TAX       TO OFFER
               AND         EQUIVALENT     MARGIN @      EQUIVALENT   2.16 TE
             DIVIDEND         YIELD         PAR           MARGIN      MARGIN

              0.500           0.680         0.180          2.164      29.604
              1.000           1.361         0.361          2.164      32.618
              1.500           2.041         0.541          2.164      35.307
              2.000           2.721         0.721          2.164      37.710
              2.500           3.402         0.902          2.164      39.863
              3.000           4.082         1.082          2.164      41.794
              3.500           4.762         1.262          2.164      43.531
              4.000           5.442         1.442          2.164      45.096
              4.500           6.123         1.623          2.164      46.509
              5.000           6.803         1.803          2.164      47.788
              5.500           7.483         1.983          2.164      48.947
              6.000           8.164         2.164          2.164      50.000

Assumes 34% tax bracket and that the issues are redeemed in thirty years.

          Note that as interest rates (the index) decline, the price must fall sharply to continue offering the same 2.16 tax-equivalent spread to the index that was available at issuance. While this is an illustration only, it is representative of the spreads that many of the floating rate preferred issues offered at issuance. Actual price performance of the issues has been slightly better than that implied purely by this analysis as investors have valued the securities more favorably, in part because of their sizeable discounts to par.

     o A separate analysis holding required tax-equivalent spreads constant at 2.16 and assuming the securities are called in 15 years results in theoretical prices which have closely tracked actual market prices. The following analysis illustrates the expected price changes for an agency preferred stock with a dividend of the two-year Treasury minus 16bp, assuming that the market prices the issue as if it is expected to be called in 15 years and assuming a tax-rate of 34%.


                                                                PRICE REQUIRED
                                     INVESTOR'S    INVESTOR'S   ASSUME CALL IN
              INDEX     DIVIDEND       SPREAD        YIELD           15 YRS

              1.00        0.84          2.16          3.16            37.96
              1.50        1.34          2.16          3.66            39.41
              2.00        1.84          2.16          4.16            40.77
              2.50        2.34          2.16          4.66            42.05
              3.00        2.84          2.16          5.16            43.25
              3.50        3.34          2.16          5.66            44.37
              4.00        3.84          2.16          6.16            45.43
              4.50        4.34          2.16          6.66            46.43
              5.00        4.84          2.16          7.16            47.36
              5.50        5.34          2.16          7.66            48.25
              6.00        5.84          2.16          8.16            49.08
              6.50        6.34          2.16          8.66            49.86
              7.00        6.84          2.16          9.16            50.59
              7.50        7.34          2.16          9.66            51.29
              8.00        7.84          2.16         10.16            51.94
              8.50        8.34          2.16         10.66            52.56
              9.00        8.84          2.16         11.16            53.14


     o A rise in interest rates should cause the securities to rise in value and, if the underlying Treasury indices rise to approximately their levels at issuance, the preferred stocks should see their market prices rise to near par.

     o Changes in the value of the preferred stocks have been closely related to changes in interest rates. Following is a graph of the two-year Treasury's yield versus prices of the FNMA series G preferred.

                                 GRAPH GOES HERE

CONCLUSIONS

In summary, based on current and past market conditions, there are many reasons to support NOT considering floating rate agency issued preferred stocks as being subject to OTTI.

     1. They are, in substance, debt-like securities offering no attributes of equity securities. They do not benefit from improvements in earnings or common stock prices. Instead, their owners hold the same rights and benefits as holders of long-term subordinated debt.

     2. In 2000, fixed rate agency preferred stocks were on the books of corporations at significant unrealized losses. Those unrealized losses had, in many cases, persisted for years. Despite this fact pattern, one which closely resembles the current circumstances surrounding floating rate agency preferred stocks, we are not aware of a single case where OTTI was realized. There has been no change in accounting guidance since then.

     3. The decline in values can be demonstrated to be a result of interest rate movements.

     4. There has been no credit deterioration (actual ratings changes or market perceptions).

Although the information included in this report has been obtained from sources we believe to be reliable, we do not guarantee its accuracy. All opinions expressed in this report constitute the judgments as of the dates indicated and are subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any product. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured; therefore, the actual results achieved during the projection period may vary from the projections.

Please let me know if you have any questions.

Sincerely,

Mark Evans, CFA

Senior Vice President / Director of Investment Strategies